SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase IPTV Solutions Are Deployed around the World by a United States
Government Branch

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: January 20, 2008

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE IPTV SOLUTIONS ARE DEPLOYED AROUND THE WORLD BY A
UNITED STATES GOVERNMENT BRANCH

Optibase MGW Encoding and Streaming Platforms and the EZ TV Portal are Gaining Momentum
as the Tactical IPTV Solution for United States Government Entities

Mountain View, California, January 20, 2009 – Optibase (NASDAQ: OBAS), a leading provider of mission critical video solutions, today announced that a branch of the United States government deployed Optibase’s IPTV Solutions for strategic worldwide deployments. The solutions are based on Optibase MGW encoding and streaming platforms and the EZ TV video portal.

“We are honored to support the United States government and its representatives around the world.” said Joseph (Yossi) Aloni, President Optibase Inc. “Optibase’s IPTV solution is a key component in mission critical applications. The combination of the MGW encoding and streaming platform and the EZ TV player enable transmission of high quality video from any location for viewing in the command center or headquarters. This provides decision makers with the full picture when making critical decisions.”

MGW encoding and streaming platforms offer broadcast quality video in a wide range of products, which suit different deployment requirements. MGW 5100 and MGW 1100 are suitable for applications, which require multiple channels in one location. The MGW Micro is the smallest, professional grade, rugged H.264 encoder. Designed to operate under extreme temperatures, it is the ideal solution for portable and short-term mission critical deployments.

EZ TV IPTV system is an integrated video delivery portal that allows distribution of real-time and on-demand content over existing IP infrastructures. EZ TV Player supports a wide range of clients including laptops and desktops, plasma screens with IP set-top-boxes and PDAs. The EZ TV Player provides users with an enhanced, interactive viewing experience by supporting multiple video feeds in mosaic views of 1, 4, 9 or 16 simultaneous screens.

Optibase tactical IPTV solution, which combines the MGW platforms and EZ TV portal, is becoming the solution of choice for United States government entities. In addition to this project, in the past 12 months Optibase has deployed multiple projects with 100‘s of channels for the United States government, army and other agencies.

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

This press release contains forward-looking statements such as statements with respect to the approval of the agreement by Scopus’ shareholders; the satisfaction of the closing conditions to the acquisition; the completion of the acquisition on stated terms; and the timing of the completion of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks relating to a failure to satisfy conditions to close the acquisition for any other reason, a delay in the consummation of the acquisition or a consummation of the acquisition on different terms, general economic conditions, risks relating to potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.